United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the December 15, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS PROVIDES
2017 BUSINESS UPDATE AND FULL-YEAR 2016 OUTLOOK

LONDON, 15 December 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today provides a 2017 business update and 2016 full-year outlook.
Highlights

•
CCEP now expects full-year 2016 results to include approximately 1 per cent revenue growth, modest mid-single-digit operating profit growth, and diluted earnings per share growth in a mid-teen range, all on a pro forma comparable and fx-neutral basis. After including an expected negative currency impact of approximately 4.5 per cent, pro forma comparable diluted earnings per share is expected to be at the high end of or just above the previously stated range of €1.86 to €1.90.

•
CCEP provides full-year guidance for 2017 including comparable and fx-neutral diluted earnings per share growth in a high single-digit range when compared to 2016 pro forma comparable outlook; at recent rates, currency translation would reduce diluted earnings per share by approximately 1 per cent.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares quarterly dividend of €0.17 per share.
“Throughout the year, we have maintained a diligent focus on delivering our operating objectives for 2016, even as we worked to successfully complete our merger earlier this year,” said John F. Brock, chief executive officer. “The launch of CCEP creates a strong company that is better positioned to meet the challenges of today’s marketplace, all with a goal of continuing to drive shareowner value.”
Mr. Brock will retire and be succeeded by Damian Gammell, currently chief operating officer, effective 28 December 2016.
“As we complete 2016 and begin to execute our plans for 2017, we will continue to focus on brand and package innovation, strengthening execution and customer service, and further improving operating effectiveness,” said Mr. Gammell. “In addition, we will work to build on continued revenue growth and improve core operating profit growth while simultaneously achieving our synergy objectives.
“We are leveraging the strengths of our brands and benefitting from solid marketplace execution driven by the dedication of our people,” Mr. Gammell said. “These efforts are enabling growth with successful brand initiatives, including the introduction of Coca-Cola Zero Sugar, and innovation in still beverages and packaging.
“The creation of CCEP provides the right platform for growth and will enable us to build on a legacy of value creation,” Mr. Gammell said. “We will work to continue driving increasing value for our stakeholders and shareowners.”
2016 Outlook
For 2016, CCEP now expects approximately 1 per cent revenue growth, with operating profit growth in a modest mid-single-digit range, and mid-teens diluted earnings per share growth. All of these items are on a pro forma comparable and fx-neutral basis. Pro forma comparable diluted earnings per share is expected to be at the high end of or just above the previously stated range of

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€1.86 to €1.90, including a negative currency translation impact of approximately 4.5 per cent. In addition to operating profit growth, full-year 2016 diluted earnings per share growth is benefiting from differences in interest and tax rates between pro forma comparable 2015 figures and our 2016 outlook.
Weighted average cost of debt is expected to be approximately 2 per cent and the pro forma comparable effective tax rate for 2016 is expected to be approximately 25 per cent. CCEP does not expect to repurchase shares in 2016.
2017 Outlook and Synergy Update
For 2017, CCEP expects modest low single-digit revenue growth, with operating profit and diluted earnings per share growth to be up high single-digits. Excluding synergies, CCEP expects core operating profit growth to modestly exceed revenue growth. Each of these growth figures are on a comparable and fx-neutral basis when compared to the 2016 pro forma comparable outlook. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 1 per cent.
The Company expects 2017 free cash flow in a range of €700 million to €800 million, including the expected benefit from improved working capital offset by the impact of restructuring, integration, and deal costs. Capital expenditures are expected to be in a range of €575 million to €625 million, including €75 million to €100 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2 per cent. The comparable effective tax rate for 2017 is expected to be in a range of 24 per cent to 26 per cent. CCEP does not expect to repurchase shares in 2017.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are now expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2016 and 2017, CCEP now expects year-end net debt to EBITDA for 2016 to be approximately 3 1/4 times and for 2017 to be under 3 times.
Dividend and Long-Term Targets
The CCEP Board of Directors declared a regular quarterly dividend of €0.17 per share. The dividend is payable 13 January 2017 to those shareholders of record on 30 December 2016. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 15 December 2016. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.
CCEP is committed to providing regular returns to shareholders through quarterly dividends. The Board of Directors is also committed to driving shareowner value through long-term, profitable growth whilst maintaining an efficient and optimal capital structure. Through disciplined investment and a continued focus on free cash flow growth, CCEP targets low single-digit revenue growth, mid-single-digit operating profit growth, mid-to-high single-digit diluted earnings per share growth, and an increase in return on invested capital (ROIC) of 20 basis points or more annually over the long term.
Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 GMT, 16:00 CET and 10:00 a.m. EST. The call can be accessed through the Company’s website at www.ccep.com.

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Contacts
Investor Relations, Thor Erickson
+1 (678) 260-3110
Media Relations, Ros Hunt
+44 (0) 7528 251 022

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, selling, producing and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements

This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in its beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its products; an inability to protect its information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its products or business operations; changes in accounting standards; an inability to achieve its overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its counterparty financial institutions; an inability to timely implement its previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing Authority and published on 25 May 2016, the registration statement on Form F-4, which was filed with the SEC by CCEP, and the interim results for the first six months ended 1 July 2016, published on 22 September 2016. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its public statements may prove to be incorrect.
Note Regarding the Presentation of Financial Information
Unless otherwise noted, the financial information included in this release is provided on a pro forma comparable basis to allow investors to better analyse CCEP’s business performance and allow for greater comparability. To do so, we have given effect to the Merger as if it had occurred at the beginning of the periods presented, thereby including the financial results of Coca-Cola

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Enterprises, Inc. (“CCE”), Coca-Cola Erfrischungsgetränke GmbH (“Germany”, “CCEG”) and Coca-Cola Iberian Partners S.A.U. (“Iberia”, “CCIP”) and acquisition accounting adjustments for the full periods presented. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of-period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. See the Supplementary Financial Information for a full reconciliation of our reported results to our pro forma comparable results.
For purposes of this review, the following terms are defined as follows:
‘Pro forma’ includes the results of CCE, Germany and Iberia as well as the impact of the additional debt financing costs incurred by CCEP in connection with the Merger for all periods presented, as if the Merger had occurred at the beginning of the period presented.
‘Pro forma Comparable’ represents the pro forma results excluding the items impacting comparability during the periods presented for CCE, Germany and Iberia.
‘Fx-Neutral’ represents the pro forma comparable results excluding the impact of foreign exchange rate changes during the periods presented.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 15, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury